FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending November 19, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: November 19, 2003                                         By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

              GlaxoSmithKline plc Non-Executive Director's details

Further to the announcement dated 5 June 2003, the following details for Sir Robert Wilson are provided in accordance with the requirements of the Financial Services Authority's Listing Rules on his appointment to the Board of GlaxoSmithKline plc with effect from 1 November 2003.

The following table shows Sir Robert's current and past directorships of publicly quoted companies during the past five years.

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      Company                                          Country of incorporation

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Current directorships
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BG Group plc                                              England & Wales
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Past directorships
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BP p.l.c.                                                 England & Wales
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Diageo plc                                                England & Wales
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Rio Tinto plc                                             England & Wales
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Sir Robert has an interest in 1,128 Ordinary Shares in GlaxoSmithKline plc.
These shares were acquired prior to Sir Robert being appointed to the Board of GlaxoSmithKline plc.


Paragraph 6.F.2 (b) to (g) Financial Services Authority's Listing Rules

Sir Robert has no details to disclose in respect of paragraph 6.F.2 (b) to (g) of the Financial Services Authority's Listing Rules.



S M Bicknell
Company Secretary
3 November 2003

       GlaxoSmithKline Receives US Approval of Advair Diskus(R) 250/50 for the Treatment of COPD associated with Chronic Bronchitis

London, UK, November 18, 2003 - GlaxoSmithKline announced today that Advair Diskus 250/50 (fluticasone propionate 250 mcg and salmeterol inhalation powder 50 mcg) has been approved by the US Food and Drug Administration for use in COPD patients with chronic bronchitis.

COPD, or chronic obstructive pulmonary disease, is a serious and debilitating lung disease that affects an estimated 20 million Americans. Many people with COPD have associated chronic bronchitis.

"We anticipate that this approval will be welcome news for patients and physicians," said Chris Viehbacher, President, US Pharmaceuticals. "Advair Diskus is an important new treatment option for this condition and it offers a new approach to treating this widespread and complex lung disease."

Advair Diskus 250/50 is indicated for the maintenance treatment of airflow obstruction in patients with COPD associated with chronic bronchitis.



S M Bicknell
Company Secretary

18 November 2003

About GlaxoSmithKline

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.

Enquiries:

UK Media enquiries:                  Martin Sutton              (020) 8047 5502
                                     David Mawdsley             (020) 8047 5502
                                     Chris Hunter-Ward          (020) 8047 5502

US Media enquiries:                  Nancy Pekarek               (215) 751 7709
                                     Mary Anne Rhyne             (919) 483 2839
                                     Patty Seif                  (215) 751 7709

European Analyst/Investor enquiries: Duncan Learmouth           (020) 8047 5540
                                     Anita Kidgell              (020) 8047 5542
                                     Philip Thomson             (020) 8047 5543

US Analyst/Investor enquiries:       Frank Murdolo               (215) 751 7002
                                     Tom Curry                   (215) 751 5419

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


17 November 2003              Abacus (GSK) Trustees Limited,  as trustee of the
                              GlaxoSmithKline Employee Trust, ("GSK Trust"), transferred 11,962 Ordinary shares in the Company to participants in the SmithKline
                              Beecham Employee Share Option Plan 1991.


The Company was advised of this transaction on 18 November 2003.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

18 November 2003

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


18 November 2003         Abacus (GSK) Trustees Limited, as trustee of the
                         GlaxoSmithKline Employee Trust, ("GSK Trust"), transferred 18,899 Ordinary shares in the Company to participants in the SmithKline
                         Beecham Employee Share Option Plan 1991.


The Company was advised of this transaction on 19 November 2003.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

19 November 2003